UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 11-K


                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997  OR

   [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

                     FOR THE TRANSITION PERIOD FROM TO


                      Commission File Number 0-20882


                   STANDARD MANAGEMENT CORPORATION SAVINGS
                                    PLAN

                           (Full title of the plan)

                      Standard Management Corporation
                          9100 Keystone Crossing
                        Indianapolis, Indiana 46240

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

    Registrant's Telephone Number, including Area Code: (317) 574-6200

                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                FINANCIAL STATEMENTS AND SCHEDULES
  (Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended)

                   YEARS ENDED DECEMBER 31, 1997 AND 1996

                              INDEX


  Report of Independent Auditors (Not required-See Note 2)

  Financial Statements:

  Statements of Net Assets Available for Plan Benefits......................2
  Statements of Changes in Net Assets Available for Plan Benefits...........3
  Notes to Financial Statements.............................................6


  Schedules:

  Item 27a - Schedule of Assets Held for Investment (Not required - See Note
  2)
  Item 27d - Schedule of Reportable Transactions  (Not required-See Note 2)


  Signatures...............................................................13

                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (Unaudited)

                                                                 DECEMBER 31,
                                                 1997                                   1996
Prudential investments, at fair value:
           Government Money Market              $39,051                               $17,183
           Equity Fund B                        120,009                               109,777
           Equity Fund A                        71,619                                     --
           Equity Income Fund B                 44,273                                 43,734
           Equity Income Fund A                 33,813                                     --
           Allocation Strategy Fund             --                                     34,506
           Global Genesis Fund B                51,338                                 57,675
           Global Genesis Fund A                18,290                                     --
           Government Income Fund B             18,677                                 14,950
           Government Income Fund A             2,477                                      --
           Nicholas Applegate Fund B            98,020                                104,418
           Nicholas Applegate Fund A            49,973                                     --
           Diversified Bond Fund B              65,303                                 51,349
           Diversified Bond Fund A              13,130                                     --
           Allocation Balance Fund A            19,294                                     --
           Allocation Balance Fund B            52,432                                     --
Alliance Growth                                 771                                        --
Templeton                                       857                                        --
Franklin Age                                    8,335                                      --
Putnam Voyager                                  20,858                                     --
Standard Management Corporation Stock Fund      427,471                               254,877

Participant notes receivable                    11,311                                  9,667
         Net assets available for plan benefits $1,212,302                           $698,136

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
            FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                     For the Year Ended December 31, 1997

                           ADDITIONS
                                                       Contributions
                        Investment                                                     Total
                          Income        Employer     Participants        Total       additions
Prudential investments:
    Government Money      $1,035         $5,734         $10,163         $15,897       $16,932
      Market
    Equity Fund B         28,818         10,469         24,504          34,973        63,791
    Equity Fund A         1,110          10,123         18,446          28,569        29,679
    Equity Income Fund B  16,656         2,939          5,752           8,691         25,347
    Equity Income Fund A  1,416          2,561          5,036           7,597         9,013
    Allocation Strategy   6,081          2,950          37,097          40,047        46,128
      Fund
    Global Genesis Fund B 2,955          5,328          8,853           14,181        17,136
    Global Genesis Fund A (1,056)        3,952          7,071           11,023        9,967
    Government Income     1,558          1,323          2,692           4,015         5,573
      Fund B
    Government Income     73             208            412             620           693
      Fund A
    Nicholas Applegate    19,636         9,602          21,183          30,785        50,421
      Fund B
    Nicholas Applegate    1,591          1,117          1,942           3,059         4,650
      Fund A
    Diversified Bond Fund 4,317          4,538          6,414           10,952        15,269
      B
    Diversified Bond Fund 32             4,420          7,902           12,322        12,354
      A
    Special Money Market  1,494          372            3,500           3,872         5,366
      Fund
    Allocation Balance    292            622            1,036           1,658         1,950
      Fund A
    Allocation Balance    853            --             --              --            853
      Fund B
Alliance Growth           37             245            489             734           771
Templeton                 (18)           317            558             875           857
Franklin Age              126            3,144          5,077           8,221         8,347
Putnam Voyager            908            6,155          10,891          17,046        17,954
Standard Management
  Corporation Stock Fund  94,481         40,442         101,379         141,821       236,302

Participant notes         1,083          --             --              --            1,083
    receivable
                          $183,478       $116,561       $280,397        $396,958      $580,436

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
        FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited) (continued)
                     For the Year Ended December 31, 1997

                                                                                                      Net
                                                DEDUCTIONS                             Net         assets at     Net assets
                         Participant     Admin.        Interfund        Total       increase      beginning of   at end of
                          benefits      expenses       transfers      deductions   (decrease)         year          year
Prudential investments:
    Government Money      $(2,945)       $(162)         $8,043         $4,936        $21,868        $17,183       $39,051
    Market
    Equity Fund B         (1,266)        (94)           (52,198)       (53,558)      10,232         109,777       120,009
    Equity Fund A         (480)          (85)           42,504         41,939        71,619         --            71,619
    Equity Income Fund B  --             (214)          (24,594)       (24,808)      539            43,734        44,273
    Equity Income Fund A  --             (54)           24,853         24,799        33,813         --            33,813
    Allocation Strategy   --             --             (80,634)       (80,634)      (34,506)       34,506        --
      Fund
    Global Genesis Fund B (1,759)        (9)            (21,705)       (23,473)      (6,337)        57,675        51,338
    Global Genesis Fund A (421)          (59)           8,803          8,323         18,290         --            18,290
    Government Income     --             (123)          (1,723)        (1,846)       3,727          14,950        18,677
      Fund B
    Government Income     --             --             1,784          1,784         2,477          --            2,477
      Fund A
    Nicholas Applegate    (877)          (64)           (55,878)       (56,819)      (6,398)        104,418       98,020
      Fund B
    Nicholas Applegate    (460)          (10)           45,793         45,323        49,973         --            49,973
      Fund A
    Diversified Bond Fund --             (48)           (1,267)        (1,315)       13,954         51,349        65,303
      B
    Diversified Bond Fund --             (90)           866            776           13,130         --            13,130
      A
    Special Money Market  (37,722)       --             32,356         (5,366)       --             --            --
      Fund
    Allocation Balance    (521)          (1)            17,867         17,345        19,294         --            19,294
      Fund A
    Allocation Balance    (1,222)        --             52,801         51,579        52,432         --            52,432
      Fund B
Alliance Growth           --             --             --             --            771            --            771
Templeton                 --             --             --             --            857            --            857
Franklin Age              (102)          --             91             (11)          8,335          --            8,335
Putnam Voyager            (79)           --             2,983          2,904         20,858         --            20,858
Standard Management
  Corporation Stock Fund  (17,464)       (82)           (1,163)        (18,709)      217,594        254,877       472,471

Participant notes         --             --             561            561           1,644          9,667         11,311
  receivable
                          $(65,318)      $(1,095)       $143           $(66,270)     $514,166       $698,136      $1,212,302

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
              FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                     For the Year Ended December 31, 1996

                           ADDITIONS
                                                       Contributions
                          Investment                                                   Total
                            Income       Employer    Participants       Total        additions
Prudential investments:
  Government Money Market  $5,643         $2,358        $3,098          $5,456        $11,099
  Equity Fund              9,588          16,351        28,896          45,247        54,835
  Equity Income Fund       4,924          7,580         10,926          18,506        23,430
  Allocation Strategy Fund 2,339          4,962         8,339           13,301        15,640
  Global Genesis Fund      2,490          8,953         14,644          23,597        26,087
  Government Income Fund   558            2,370         5,577           7,947         8,505
  Nicholas Applegate Fund  6,962          16,015        26,578          42,593        49,555
  Diversified Bond Fund    2,949          8,152         12,751          20,903        23,852
  Guaranteed investment    484            1,745         1,772           3,517         4,001
    interest, at contract
    value
Standard Management
  Corporation Stock Fund   7,683          42,132        75,312          117,444       125,127

Participant notes          231            --            --              --            231
  receivable
                          $43,851         $110,618      $187,893        $298,511      $342,362

                                                DEDUCTIONS                                              Net           Net
                                                                                                     assets at       assets
                          Participant      Admin.        Interfund        Total           Net        beginning       at end
                           benefits       expenses       transfers     deductions      increase       of year        of year
                                                                                      (decrease)
Prudential investments:
  Government Money Market $--             $--           $(3,737)        $(3,737)      $7,362          $9,821        $17,183
  Equity Fund             (3,413)         --            (307)           (3,720)       51,115          58,662        109,777
  Equity Income Fund      (7,336)         (9)           (1,735)         (9,080)       14,350          29,384        43,734
  Allocation Strategy     --              --            630             630           16,270          18,236        34,506
    Fund
  Global Genesis Fund     (2,360)         (7)           181             (2,186)       23,901          33,774        57,675
  Government Income Fund  --              --            (1,564)         (1,564)       6,941           8,009         14,950
  Nicholas Applegate Fund (4,174)         (9)           330             (3,853)       45,702          58,716        104,418
  Diversified Bond Fund   (1,132)         (3)           805             (330)         23,522          27,827        51,349
  Guaranteed investment
    contract, at          (44,946)        (133)         --              (45,079)      (41,078)        41,078        --
    contract value
Standard Management
  Corporation Stock       (22,053)        --            (2,964)         (25,017)      100,110         154,767       254,877
  Fund

Participant notes         --              --            8,361           8,361         8,592           1,075         9,667
  receivable
                          $(85,414)       $(161)        $--             $(85,575)     $256,787        $441,349      $698,136

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Unaudited)


1.    PLAN DESCRIPTION

      The Standard Management Corporation ("SMC" and the "Company") Savings Plan (the "Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Established June 1, 1987, and amended on January 1, 1996, the Plan includes all employees of SMC and its subsidiaries. Participation is voluntary. Employees are eligible to become a participant following the employee's initial six-month period of employment and are age twenty-one or older. The entry dates are January 1 and July 1 of each year.

      Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,500 for pre-tax contributions for 1997 and 1996, respectfully). Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

      During 1997 and 1996, SMC matched 100.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. Additional amounts may be contributed by SMC at the discretion of its Board of Directors.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in SMC's contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce SMC's future contributions.

      All benefits under the Plan are paid in cash in a lump sum or a series of installments. A participant may make withdrawals after age 59 1/2 , and under certain circumstances, hardship withdrawals.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

1.    PLAN DESCRIPTION (CONTINUED)

      Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed 5 years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

      The Plan is administered by the Plan Administrator, who is appointed by SMC's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, SMC has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

      The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan
      Description for a more complete description of the Plan's provisions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INVESTMENTS
      Plan investments, other than the guaranteed investment contract ("GIC"), are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

      The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.

      CONTRIBUTIONS
      Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

      ACCOUNTING METHOD
      The 1997 financial statement amounts have been prepared on a payroll date basis versus a confirmation date basis. The 1996 amounts have been restated for this change in accounting method.

3.    INVESTMENTS

      The Plan's investments, except for the affiliated stocks which are held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Prudential Securities ("Prudential") effective January 1, 1996.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

      Effective August 1, 1997, four new mutual fund choices funds) were added as investment options and all future purchases were applied to Class A shares rather than to Class B shares of the mutual funds. As a result, upon enrollment in the Plan, participants may direct contributions in any of the ten investment options as follows:

         Government Money Market: This is a Prudential mutual fund in which the funds are invested to provide high current income and liquidity consistent with preservation of capital and invests in obligations issued by the United States ("U.S.") government, its agencies or instrumentalities.

         Equity Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks of major, established companies.

         Equity Income Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks, preferred stocks, and convertible securities of major, established companies.

         Global Genesis Fund A: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing primarily in securities of smaller foreign companies traded on exchanges around the world.

         Diversified Bond Fund A: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in a diversified portfolio of U.S. government, corporate, and some foreign bonds.

         Allocation Balance Fund A: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

         Franklin AGE High Income Fund I: This is a Franklin mutual fund in which the funds are invested primarily in high yield corporate bonds to maximize current income. Capital appreciation is a secondary objective.


                  STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (continued)

         Alliance Growth Fund A: This is an Alliance mutual fund in which the funds are invested in a diversified portfolio of common stocks of major established companies to seek long term growth. Stock are chosen on a growth basis for their superior growth rates and strong future earnings expectations.

         Putnam Voyager Fund A: This is a Putnam mutual fund in which funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio stocks in smaller U.S. companies.

         Templeton Foreign Fund I: This is a Templeton mutual fund in which funds are invested to seek aggressive growth of capital by investing in common stocks of foreign companies. The fund will primarily invest in established markets.

      Effective August 1, 1997, a participant's contribution in the three investment options below were replaced by other investment options:

         Allocation Strategy Fund B: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

         Government Income Fund B: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in intermediate and long term U.S. government securities including U.S. Treasuries, U.S. government agencies and mortgage backed securities.

         Nicholas Applegate Fund B: This is a Prudential mutual fund in which the funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio of stock in smaller U.S. companies.

      The SMC Stock Fund invests in common stock of SMC only. The return is based on changes in the market value of SMC common stock and dividends received, which are reinvested in SMC common stock. The SMC common stock is valued at its closing market price on NASDAQ at December 31, 1997.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

      Effective January 1, 1996, upon enrollment in the Plan, a participant may direct contributions in any of eight investment options as follows:

         Government Money Market: This is a Prudential mutual fund in which the funds are invested to provide high current income and liquidity consistent with preservation of capital and invests in obligations issued by the U.S. government, its agencies or instrumentalities.

         Equity Fund B: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks of major, established companies.

         Equity Income Fund B: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks, preferred stocks, and convertible securities of major, established companies.

         Allocation Strategy Fund: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

         Global Genesis Fund B: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing primarily in securities of smaller foreign companies traded on exchanges around the world.

         Government Income Fund B: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in intermediate and long term U.S. government securities including U.S. Treasuries, U.S. government agencies and mortgage backed securities.

         Nicholas Applegate Fund B: This is a Prudential mutual fund in which the funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio of stock in smaller U.S. companies.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

         Diversified Bond Fund B: This is a Prudential mutual fund in which the funds are invested to seek high current returns by investing in a diversified portfolio of U.S. government, corporate, and some foreign bonds.

      Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                       December 31,
                                              1997                    1996
Investments at fair value as determined
  by quoted market price:
  Prudential investments:
    Equity Fund A                           $71,619                 $--
    Equity Fund B                           120,009                 109,777
    Equity Income Fund B                    --                      43,734
    Global Genesis Fund B                   --                      57,675
    Nicholas Applegate B                    98,020                  104,418
    Government Bond Fund B                  65,303                  51,349
  SMC Stock                                 472,471                 254,877


4.    ADMINISTRATIVE EXPENSES

      Operating expenses and maintenance fees incurred during the years ended December 31, 1997 and 1996, except for investment custodial fees, were paid by the Company on behalf of the Plan. Future payment of such expenses is at the Company's discretion.

5.    INCOME TAXES

      The Company received a favorable determination letter August 1994 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect any provision for federal income taxes.





                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              STANDARD MANAGEMENT CORPORATION
                              SAVINGS PLAN




Date: June 26, 1998    __________________________________________
                              Edward T. Stahl
                              Executive Vice President of Standard
                              Management Corporation and Trustee